UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11- K

Annual Report Pursuant to Section 15(d)

of the Securities Exchange Act of 1934

As of December 31, 2016 and December 31, 2015 and

for the years ended December 31, 2016 and December 31, 2015

Commission file number 1 – 7635

A. Full title of the plan and the address of the plan if

different from that of the issuer named below:

TWIN DISC, INCORPORATED – THE

ACCELERATOR 401 (K) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the

Plan and the address of its principal executive office:

TWIN DISC, INCORPORATED

1328 Racine Street

Racine, WI 53403

Twin Disc, Incorporated - The Accelerator 401(k) Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2016 and 2015

Report of Independent Registered Public Accounting Firm

To the Benefits Committee

Twin Disc, Incorporated – The Accelerator 401(k) Savings Plan

Racine, Wisconsin

We have audited the accompanying statements of net assets available for benefits of Twin Disc, Incorporated – The Accelerator 401(k) Savings Plan (“Plan”) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. The Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the plan’s control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended, in accordance with accounting principles generally accepted in the United States.

The supplemental information in the accompanying schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of Twin Disc, Incorporated – The Accelerator 401(k) Savings Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures include determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Wipfli LLP

Milwaukee, WI

June 9, 2017

Twin Disc, Incorporated - The Accelerator 401(k) Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2016 and 2015

	2016	2015

Assets:
Investments, at fair value	$69,802,876	$70,750,767

Receivables:
Participant contribution	54,503	48,077
Company contribution	16,069	16,648
Notes receivable from participants	1,193,625	1,259,642

Total receivables	1,264,197	1,324,367

NET ASSETS AVAILABLE FOR BENEFITS	$71,067,073	$72,075,134

See accompanying notes to financial statements.

Twin Disc, Incorporated - The Accelerator 401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2016 and 2015

	2016	2015

Additions (subtractions) to net assets attributed to:
Investment earnings (loss):
Net appreciation (depreciation) in fair value of investments	$3,806,126	$(4,192,509)
Dividend income	2,100,120	3,712,728

Total investment earnings (loss)	5,906,246	(479,781)

Interest income on notes receivable from participants	50,728	59,586

Contributions:
Company	565,873	779,978
Participants	1,864,209	2,528,834
Rollovers	88,868	66,268

Total contributions	2,518,950	3,375,080

Total additions	8,475,924	2,954,885

Deductions from net assets attributed to:
Administrative fees	3,249	3,354
Benefits paid to participants	9,480,736	21,180,088

Total deductions	9,483,985	21,183,442

Net decrease	(1,008,061)	(18,228,557)

Net assets available for benefits at beginning of year	72,075,134	90,303,691

Net assets available for benefits at end of year	$71,067,073	$72,075,134

See accompanying notes to financial statements.

Twin Disc, Incorporated - The Accelerator 401(k) Savings Plan

Notes to Financial Statements

Note 1          Plan Description

The following brief description of the Twin Disc, Incorporated – The Accelerator 401(k) Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan agreement for a complete description of the Plan’s provisions.

General

The Plan, established April 1, 1986, is a defined-contribution plan covering employees of Twin Disc, Incorporated, (“the Company”) and its subsidiaries that have adopted the plan, who have completed two months of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Benefits Committee is responsible for oversight of the Plan. The Benefits Committee determines the appropriateness of the Plan’s investment offerings and monitors investment performance.

Contributions

Participants may elect to contribute up to 100% of annual gross income with contributions limited under provisions of the Internal Revenue Code (“IRC”). Participants age 50 and older are eligible to contribute catch-up contributions to their account. Participants may contribute to the plan via wage deferrals. The annual maximum contribution is limited by the IRC. In addition, participants may contribute distributions from other qualified plans (“rollovers”). Participants allocate their contributions and account balances among various investment options offered by the Plan. Participants may direct such allocations in any whole percentage increment and allocations can be changed at any time. The Plan includes an auto-enrollment provision where by all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 3% of eligible compensation and their contributions invested in the T. Rowe Price Retirement Fund that is targeted for the year closest to the date the participant will turn 65. The Plan also includes an auto-increase program which will increase the automatically enrolled participant’s account contribution percentage by 1% of the participant’s pay each year on January 1st until the contribution percentage is at 6% and the service stops. The participant will stay at that percentage until a different election is made.

For participants who are employed by Twin Disc, Incorporated, the Company contributes a percentage of each participant’s 401(k) contributions, up to 6% of compensation. The contribution percentage for the years ended December 31, 2016 and 2015 was 50%. For participants who were employed by the Twin Disc South East subsidiary, the Company contributed a matching contribution equal to 25% of each participant’s 401(k) contributions, up to 6% of compensation, and a profit sharing contribution equal to 2.5% of each participant’s compensation in 2015. In September 2015 the Company sold its distribution rights to its southeastern U.S. territories and closed the Twin Disc South East subsidiary. There were no 401(k) contributions in 2016 for the Twin Disc South East subsidiary.

Twin Disc, Incorporated - The Accelerator 401(k) Savings Plan

Notes to Financial Statements

Note 1             Plan Description (Continued)

Withdrawals

Upon termination of employment, including retirement, a participant may elect to receive a lump sum amount equal to the value of his or her account or elect to make a partial withdrawal of his or her account and leave the balance of the account in the Plan until a later date. Participants must begin withdrawing from the Plan no later than April 1 which follows the calendar year upon reaching age 70½.

Upon termination of service due to death or disability, a participant may elect to receive a lump sum amount equal to the value of his or her account.

Employee pre-tax contributions may be withdrawn from a participant’s account in the event of severe financial hardship or entry into active duty in qualified military service for more than 30 days. Employee Roth contributions are not eligible for hardship withdrawals. Employee Roth contributions are eligible for an active duty withdrawal.

Employee pre-tax contributions, employer matching contributions, and profit sharing contributions may be withdrawn from a participant’s account once annually upon attainment of age 59½. Roth contributions are not eligible for this withdrawal.

Vesting

Participants are immediately 100% vested in their account balances.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and Company matching contributions, as well as allocations of the Company’s profit sharing contributions and Plan earnings (losses). Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings (losses), account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Twin Disc, Incorporated - The Accelerator 401(k) Savings Plan

Notes to Financial Statements

Note 1             Plan Description (Continued)

Participant Accounts (Continued)

The Trustee of the Plan is T. Rowe Price Trust Company, and the recordkeeping services for the Plan are provided by T. Rowe Price Retirement Plan Services, Inc. (“T. Rowe Price”). T. Rowe Price maintains individual accounts for each participant for their respective investment in each of twenty-six available investment funds. For all investment programs which are mutual funds or collective trust funds, participant balances are maintained on a share or unit basis, as appropriate. Participant investments in the Twin Disc, Inc. Stock are accounted for on a share method.

Notes Receivable from Participants

Participants may borrow against their individual account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000, 50% of the account balance, or 100% of non-Roth contributions. The interest rate on notes is 1% above the prime rate. Notes are granted in a uniform and nondiscriminatory manner based on the policy as set forth by the Benefits Committee. The note is secured by the balance in the participant’s account. The note proceeds are made pro-rata from the investment elections of the participant. The principal and interest paid on the note is credited only to such participant's account balance. Participant notes are repaid over a period not exceeding five years unless the note is used to purchase a principal residence, in which case the note shall be repaid over a period not exceeding fifteen years.

Funding Policy

The Company remits participant elective contributions as soon as practical after participants’ contributions have been withheld from the participant wages. The Company’s matching contribution and profit sharing contributions are remitted to the Plan each pay period.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (“GAAP”).

Twin Disc, Incorporated - The Accelerator 401(k) Savings Plan

Notes to Financial Statements

Note 2             Summary of Significant Accounting Policies

Investment Valuation and Income Recognition

Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Benefits Committee determines the Plan’s valuation policies utilizing information provided by the investment advisors and custodians. See Note 3 for discussion of fair value measurements. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with GAAP requires management to make estimates and assumptions that directly affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2016 or 2015. If a participant ceases to make note repayments and the plan administrator deems the participant note to be in default, the participant note balance is reduced and a benefit payment is recorded. Delinquent notes are treated as distributions based upon the terms of the plan document.

Payment of Benefits

Benefits paid to participants are recorded when paid.

Administrative Expenses

Administrative expenses are note processing fees which are charged directly to the account of the participant to whom the note is made. Other administrative expenses of the Plan are paid by the Company at its discretion. Investment related expenses are included in net appreciation (depreciation) in fair value of investments.

Twin Disc, Incorporated - The Accelerator 401(k) Savings Plan

Notes to Financial Statements

Note 2             Summary of Significant Accounting Policies (Continued)

Adoption of New Accounting Pronouncements

Effective January 1, 2016, the Plan adopted ASU 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). The new amendments in this ASU remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value (“NAV”) per share practical expedient. In addition, the amendments remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient.

The Plan has applied ASU 2015-07 retrospectively, as required and presents the investment disclosure required by this new guidance in Note 3, Fair Value Measurements. The adoption did not have a material effect on the financial statements.

Effective January 1, 2016, the Plan adopted Accounting Standards Update ("ASU") No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965), which simplifies the required disclosures related to employee benefit plans. Part I - Fully Benefit-Responsive Investment Contracts, eliminates the requirement to measure and disclose the fair value of fully benefit-responsive contracts. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II - Plan Investment Disclosures, eliminates the requirement to disclose individual investments which comprise 5% or more of total net assets available for benefits, as well as the net appreciation or depreciation of fair values by type. Part II also requires plans to continue to disaggregate investments that are measured using estimated fair value by general type, however, plans are no longer required to disaggregate investments by nature, characteristics and risks. Furthermore, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III - Measurement-Date Practical Expedient permits Plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan’s fiscal year-end, when the fiscal period does not coincide with month-end. Part III is not applicable to the Plan.

The Plan has applied the provisions retrospectively. The adoption of the guidance has resulted in the reclassification of $14,700 related to the adjustment from fair value to contract value for fully benefit-responsive investments within its Statement of Net Assets Available for Benefits as of December 31, 2015. Furthermore, the Plan has eliminated its historical disclosure of individual investments which comprise 5% or more of total net assets available for benefits, as well as the net appreciation or depreciation of fair values by type. The adoption did not have a material effect on the financial statements.

Twin Disc, Incorporated - The Accelerator 401(k) Savings Plan

Notes to Financial Statements

Note 2          Summary of Significant Accounting Policies (Continued)

Subsequent Events

Subsequent events have been evaluated through June 9, 2017, which is the date the financial statements were available to be issued.

Note 3          Fair Value Measurements

A fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
●	Quoted prices for similar assets or liabilities in active markets;
●	Quoted prices for identical or similar assets or liabilities in inactive markets;
●	Inputs other than quoted prices that are observable for the asset or liability;
●	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.

Common stock: Valued at the closing price reported on the active market on which the individual stock is traded.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Twin Disc, Incorporated - The Accelerator 401(k) Savings Plan

Notes to Financial Statements

Note 3             Fair Value Measurements (Continued)

Common collective trust: Valued based on NAV provided by the fund. The net asset value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund would sell the investment for an amount different from the reported NAV. The common collective trust fund invests primarily in conventional guaranteed investment contracts and synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital, and liquidity to pay plan benefits of its retirement plan investors. The common collective trust fund provides for daily participant redemptions by the Plan at reported NAV per share, with no advance notice requirement. There are no unfunded commitments. There are no redemption restrictions.

The following table sets forth by level, within the fair value hierarchy, the Plan's investments at:

December 31, 2016	Level 1	Level 2	Level 3	Total
Company stock	$3,681,295	$-	$-	$3,681,295
Mutual funds	47,719,814	-	-	47,719,814
Total assets in the fair value hierarchy	51,401,109	-	-	51,401,109

Investments measured at net asset value (a)	-	-	-	18,401,767

Investments at fair value	$51,401,109	-	$-	$69,802,876

December 31, 2015	Level 1	Level 2	Level 3	Total
Company stock	$1,941,089	$-	$-	$1,941,089
Mutual funds	50,319,055	-	-	50,319,055
Total assets in the fair value hierarchy	52,260,144	-	-	52,260,144
Investments measured at net asset value (a)	-	-	-	18,490,623
Investments at fair value	$52,260,144	$-	$-	$70,750,767

(a) In accordance with Subtopic 820-10, certain investments were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

Twin Disc, Incorporated - The Accelerator 401(k) Savings Plan

Notes to Financial Statements

Note 4             Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue contributions and to terminate the Plan subject to the provisions of ERISA.

Note 5             Income Tax Status

The Internal Revenue Service (“IRS”) has determined by a letter dated June 19, 2012, that the Plan was designed in accordance with the applicable sections of the IRC. The Plan administrator believes the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Accordingly, the Plan administrator believes the Plan is exempt from federal and state income taxes. Plan management evaluates uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016 and 2015, there were no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions and there are currently no audits in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2013.

Note 6             Risk and Uncertainties

The Plan’s investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments it is at least reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Note 7          Party-In-Interest Transactions

The Plan holds shares of mutual funds and units in a common collective trust managed by an affiliate of the Plan Trustee. The Plan also invests in the common stock of the Company and issues notes receivable to participants. These transactions qualify as party-in-interest transactions. These transactions are not considered prohibited transactions under 29 CFR 480(b) of the ERISA regulations. Fees incurred by the Plan for the investment management services are included in net appreciation (depreciation) in fair value of the investment, as they are paid through revenue sharing, rather than a direct payment.

Twin Disc, Incorporated - The Accelerator 401(k) Savings Plan

Notes to Financial Statements

Note 8             Related Party Transactions

The number of shares and fair values of Twin Disc, Incorporated common stock as of December 31, 2016 and 2015 were as follows:

	Shares		Fair Value
	December 31,		December 31,
	2016	2015	2016	2015

Twin Disc, Inc. Stock	252,143	184,514	$3,681,295	$1,941,089

The plan purchased 134,800 and 68,859 shares of Twin Disc, Incorporated common stock for $1,413,088 and $991,321 during 2016 and 2015, respectively. The Plan sold 67,171 and 67,552 shares of Twin Disc, Incorporated common stock for $807,294 and $1,021,293 during 2016 and 2015, respectively.

Note 9             Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of and for the years ended December 31:

	2016	2015

Net assets available for benefits for Form 5500	$71,067,073	$72,089,834

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	-	(14,700)
Net assets available for benefits per financial statements	$71,067,073	$72,075,134

	2016	2015

Decrease in net assets available for benefits per Form 5500	$(1,022,761)	$(18,512,826)

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	14,700	284,269
Decrease in net assets available for benefits per financial statements	$(1,008,061)	$(18,228,557)

Twin Disc, Incorporated - The Accelerator 401(k) Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN #39-0667110 Plan #005

December 31, 2016

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost	(e) Current Value
	Baird Core Plus Bond Inst	Registered Investment Company	**	$3,262,971
	DFA Emerging Markets Value Fund	Registered Investment Company	**	294,539
	Dodge & Cox Balanced Fund	Registered Investment Company	**	3,351,828
	Goldman Sachs Growth Opportunities Instl Fund	Registered Investment Company	**	1,108,637
	Lazard International Strategic Equity Instl Fund	Registered Investment Company	**	1,146,243
	Vanguard 500 Index Admiral Fund	Registered Investment Company	**	4,656,815
	Vanguard Total Bond Market Index Admiral Fund	Registered Investment Company	**	474,701
	William Blair Small Cap Growth Fund	Registered Investment Company	**	942,329
*	T. Rowe Price Growth Stock Fund	Registered Investment Company	**	8,486,495
*	T. Rowe Price Mid Cap Value Fund	Registered Investment Company	**	6,503,563
*	T. Rowe Price Small Cap Value Fund	Registered Investment Company	**	2,324,037
*	T. Rowe Price Retirement 2005 Fund	Registered Investment Company	**	197,341
*	T. Rowe Price Retirement 2010 Fund	Registered Investment Company	**	224,169
*	T. Rowe Price Retirement 2015 Fund	Registered Investment Company	**	1,555,350
*	T. Rowe Price Retirement 2020 Fund	Registered Investment Company	**	5,008,721
*	T. Rowe Price Retirement 2025 Fund	Registered Investment Company	**	2,451,771
*	T. Rowe Price Retirement 2030 Fund	Registered Investment Company	**	1,511,790
*	T. Rowe Price Retirement 2035 Fund	Registered Investment Company	**	1,428,944
*	T. Rowe Price Retirement 2040 Fund	Registered Investment Company	**	961,969
*	T. Rowe Price Retirement 2045 Fund	Registered Investment Company	**	603,941
*	T. Rowe Price Retirement 2050 Fund	Registered Investment Company	**	709,935
*	T. Rowe Price Retirement 2055 Fund	Registered Investment Company	**	313,160
*	T. Rowe Price Retirement 2060 Fund	Registered Investment Company	**	34,266
*	T. Rowe Price Retirement Income Fund	Registered Investment Company	**	166,299
*	T. Rowe Price Stable Value Fund	Common Collective Trust	**	18,401,767
*	Twin Disc, Incorporated	Common Stock	**	3,681,295
	Investments at fair value			69,802,876

*	Notes receivable from participants, interest rates ranging between 4.25% and 5.75%, maturities ranging from 2017 to 2030	Notes receivable	$0	1,193,625
				$70,996,501

*	The party involved is known to be a party-in-interest to the Plan.
**	Information is not required for participant-directed investments

See accompanying report of independent registered public accounting firm

EXHIBIT INDEX

EXHIBITS TO THE ANNUAL REPORT ON FORM 11 – K

The exhibits listed below are filed as part of this Annual Report on Form 11–K. Each exhibit is listed according to the number assigned to it in the Exhibit Table of Item 601 of Regulation S–K.

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm

99.1	Certification pursuant to 18 U.S.C. Section 1350

99.2	Certification pursuant to 18 U.S.C. Section 1350

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the members of the Committee which administers the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

TWIN DISC, INCORPORATED –

THE ACCELERATOR 401(K) SAVINGS PLAN

June 9, 2017	/s/ Jeffrey S. Knutson
Jeffrey S. Knutson
Vice President – Finance, Chief Financial Officer, Treasurer and Secretary

/s/ Denise L. Wilcox
Denise L. Wilcox
Vice President – Human Resources